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                               April 19, 2023

       Renee L. Wilm
       Chief Legal Officer & Chief Administrative Officer
       Atlanta Braves Holdings, Inc.
       12300 Liberty Boulevard
       Englewood, Colorado 80112

                                                        Re: Atlanta Braves
Holdings, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            April 6, 2023
                                                            File No. 333-268922

       Dear Renee L. Wilm:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed April 6,
2023

       Questions and Answers, page 15

   1. Please revise this section to clarify that a receipt of the Ruling from the Internal Revenue
                                                        Service will not be
necessary to effect the Split-Off Transaction. In this regard, we note that you had applied
for the Ruling from the IRS, but the Split-Off is no longer
                                                        conditioned on the
receipt of such Ruling.
 Renee L. Wilm
FirstName   LastNameRenee   L. Wilm
Atlanta Braves  Holdings, Inc.
Comapany
April       NameAtlanta Braves Holdings, Inc.
       19, 2023
April 219, 2023 Page 2
Page
FirstName LastName
Splitco Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Years Ended December 31, 2022 and 2021
Baseball revenue, page 175

2. Referencing the bankruptcy proceeding filed by Diamond Sports Group in March 2023 and its potential impact on broadcast revenues for ANLBC, please disclose if these uncertainties have had or that are reasonably likely to have a material unfavorable impact on net sales or revenues or income from continuing operations. Refer to Item
         303(b)(2)(ii) of Regulation S-K.
Item 21. Exhibits And Financial Statement Schedules, page II-3

3. We note that exhibit 5.1 indicates that counsel will opine on your Class A, Class B and
         Class C common stock. However, the registration statement and filing fee table indicate that you are registering Series A, Series B and Series C common stock. Revise to reconcile.
4. Please have counsel remove the reference to "certain" U.S. federal income tax consequences in your tax opinion filed as exhibit 8.1. Please also revise to have counsel consent to all references to them in the prospectus, including under the section entitled
         "Legal Matters." As a related matter, we note that exhibit 8.1 references the "conditions, limitations, assumptions and qualifications set forth in the Registration Statements." In this regard, if counsel is providing a "long form" opinion, please have counsel remove such qualifying language and include the assumptions and qualifications in the opinion. Refer to Sections III.B, III.C.1 and IV of Staff Legal Bulletin No. 19.
5. We also note that your exhibit 8.1 tax opinion relies "upon the statements and representations set forth in . . . the Malone Representation Letter." Clarify whether counsel relied on the Malone Representation Letter for factual matters discussed in the
         Registration Statement.
       You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Brophy Christensen